

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 7, 2017

<u>Via E-mail</u>
Douglas R. Gulling
Executive Vice President, Treasurer, and
Chief Financial Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

>   **Re: West Bancorporation, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 2, 2017**
>   **File No. 333-216393**

Dear Mr. Gulling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 with any questions.

>   Sincerely,
>
>   /s/ David Lin
>
>   David Lin
>   Senior Staff Attorney
>   Office of Financial Services

cc: Donald L. Norman, Jr., Esq.